FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus dated September 14, 2010
Registration Statement No. 333-168854
Dated October 4, 2010

UNITEK GLOBAL SERVICES, INC.

Estimated Results for the Quarter ended October 2, 2010

Although our financial results for the quarter ended October 2, 2010 are not yet complete, the following information reflects our expected results based on the currently available information.

We currently estimate net revenue for the quarter ended October 2, 2010 to be in the range of $107.0 million to $111.0 million, compared to $105.8 million for the prior quarter ended July 3, 2010.  This increase in sequential quarterly revenues resulted primarily from an increase in revenue in our Fulfillment segment.

We currently estimate net loss to be in the range of $3.1 million to $4.3 million for the quarter ended October 2, 2010 compared to a $6.1 million net loss for the prior quarter ended July 3, 2010.  Adjusted EBITDA is estimated to be in the range of $8.8 million to $9.3 million compared to $8.0 million in the prior quarter ended July 3, 2010.  The improvements in net loss and Adjusted EBITDA are primarily related to operational improvements in our Engineering and Construction segment and the higher revenue in the Fulfillment segment.

Below is a reconciliation of net loss to Adjusted EBITDA:

	Quarter Ended October 2, 2010		Quarter End
	Low End	High End	July 3, 2010
Net loss	(4,285)	(3,135)	(6,143)
Loss from discontinued operations	170	120	175
Income tax expense	40	40	34
Interest expense	6,100	5,700	6,241
Stock compensation expense	425	425	423
Other expense, non cash	—	—	146
Depreciation and amortization	6,150	5,950	7,141
Merger transaction costs	200	200	(63)
Adjusted EBITDA	8,800	9,300	7,954

Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, as adjusted in accordance with the table above, is a key indicator used by our management to evaluate operating performance of our company and to make decisions regarding compensation and other operational matters. While this adjusted EBITDA is not intended to replace any presentation included in our consolidated financial statements under generally accepted accounting principles, or GAAP, and should not be considered an alternative to operating performance or an alternative to cash flow as a measure of liquidity, we believe this measure is useful to investors in assessing our performance in comparison with other companies in our industry. This calculation may differ in method of calculation from similarly titled measures used by other companies. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as supplemental information.

Our estimates for net revenue, net loss and Adjusted EBITDA are not yet final and are subject to further review and could change materially.  We are currently performing our quarter end close procedures for the quarter ended October 2, 2010.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Jefferies & Company, Syndicate Prospectus Department, 520 Madison Avenue, 16th Floor, New York, NY, 10022 or by calling (212) 284-2342, or from Roth Capital Partners, 24 Corporate Plaza, Newport Beach, CA 92660 or by calling (949) 720-7227.